LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2021	zdavis@luselaw.com

June 20, 2024

Via EDGAR

Madeleine Joy Mateo

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549-3561

Re:	EWSB Bancorp, Inc.

Registration Statement on Form S-1

Filed June 4, 2024

File No. 333-277828

Dear Ms. Mateo:

EWSB Bancorp, Inc. (the “Company”) is in receipt of the correspondence from the Securities and Exchange Commission (the “SEC”) dated June 18, 2024 related to the SEC’s review of the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”). Our responses to the comments are set forth below. For the convenience of the SEC Staff, we have repeated each comment in bold, followed by our response.

Amendment No. 2 to Registration Statement on Form S-1

General

1.	We note the statement on page 20 that if your net worth ratio continues to be less than 6 percent, you may be required to adhere to a plan to correct the deficiency and be subject to restrictions, including a prohibition on the payment of dividends. Please revise the summary section and either revise the first risk factor on Page 20 or add a new risk factor to clarify that even if you raise the minimum about in this offering, your net worth ratio will continue to be below 6 percent. In addition, revise to clarify what amount you will need to raise in this offering to have a net worth ratio above 6 percent.

Additional disclosure in response to this comment has been added to the Summary section, on page 4, and to the risk factor noted above on page 20.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

June 20, 2024

Management’s Discussion and Analysis of Financial Condition, page 46

2.	Please revise this section to discuss all material actions that management has begun to implement the business changes and plans discussed on page 98. Revise the disclosure to state whether management believes their efforts to implement the plan remain on track and the extent that this offering is necessary to implement the plan. To the extent that the plans rely on raising at least a specific amount of funds in this offering, for instance at the midpoint, clarify that minimum and whether management has any other additional sources of funding available.

In response to this comment, the Company has revised this section to include a summary of information from other sections of the Registration Statement addressing the actions it has taken to implement, or begin implementing, business changes and plans related to the confidential MOU East Wisconsin Savings Bank (the "Bank") entered into with the FDIC and the Department, including additional detail regarding those actions. The Company has also noted that management believes its efforts to implement the Bank’s business and capital plans related to the MOU are generally on track.

The implementation of the Bank’s business strategy and plans is not dependent on raising a specific amount of capital in the offering. While the offering is included in the Bank’s business plan, it is there as a function of the Bank raising capital for purposes of its compliance with regulatory capital requirements and not as a function of any current or planned business activities of the Bank or the Company.

Management of Market Risk, page 59

3.	We note your response to comment 2. Please either provide cross-references to other sections in the filing or revise your disclosure in the first paragraph on page 62 to explain what you mean by your statement that the “[b]ank has developed a plan to reduce its interest rate exposure.”

Cross references to other sections where the Company discusses the policies and interest rate risk management processes that have been adopted have been added to this section as requested.

*       *       *

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

June 20, 2024

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me at zdavis@luselaw.com or (202) 274-2021.

Very truly yours,

Zachary Davis

cc:	Charles D. Schmalz, EWSB Bancorp, Inc.

Kip A. Weissman, Esq.